

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 3, 2009

Via U.S. Mail and facsimile to (831) 429-8095

Mr. Ken Kannappan
Chief Executive Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

> **Re: Plantronics, Inc.**
> **Form 10-K for the fiscal year ended March 29, 2008**
> **Filed May 27, 2008**
> **File No. 001-12696**

Dear Mr. Kannappan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director